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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8 - 69650

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YYYY) AND ENDING 12/31/2016 (MM/DD/YYYY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

CVC FUNDING LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

712 FIFTH AVE 43RD FL
(No. and Street)

NEW YORK	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code -- Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

GRANT THORNTON LLP
(Name -- *if individual, state last, first, middle name*)

2001 MARKET STREET	PHILADELPHIA	PA	19103
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.





OATH OR AFFIRMATION

I, STEPHEN P. HICKEY, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CVC Funding LLC, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

Erica Gael Schonberg

Notary Public

ERICA GAEL SCHONBERG NOTARY PUBLIC STATE OF NEW YORK ID Number 01SC6224981 Comm. Expires July 19, 2018 QUALIFIED IN NEW YORK COUNTY

This report** contains (check all applicable boxes):

- [x] (a) Facing page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- [x] (o) Exemption report

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CVC Funding, LLC

(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)

Financial Statements and

Supplementary Information

Pursuant to Rule 17a-5(e)(3) under the

Securities and Exchange Act of 1934

December 31, 2016

(With Reports of independent Registered Public Accounting Firm Therein)

(Confidential Treatment Requested)

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)
Index

For the Year Ended December 31, 2016



Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Member
CVC Funding, LLC

We have audited the accompanying statement of financial condition of CVC Funding, LLC (a Delaware limited liability company) (the "Company") as of December 31, 2016, and the related statements of operations, changes in member's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CVC Funding, LLC as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The information contained in Schedules I and II has been subjected to audit procedures performed in conjunction with the audit of Company's basic financial statements. Such supplementary information is the responsibility of the Company's management. Our audit procedures included determining whether the information reconciles to the basic financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the



information presented in Schedules I and II. In forming our opinion on the supplementary information, we evaluated whether the information, including its form and content, is presented in conformity with Rule 17a-5 under the Securities Exchange Act of 1934. In our opinion, the supplementary information referred to above is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2017

CVC Funding, LLC

(A Wholly Owned Subsidiary of CVC Credit Partners LLC)
Statement of Financial Condition
December 31, 2016

ASSETS

Cash	$	2,750,030
Due from Parent		2,692,429
Prepaid Expenses		30,564
Deferred Tax Assets		12,111
Total Assets	$	5,485,134

LIABILITIES AND MEMBER'S EQUITY

Liabilities

Accrued Expenses	54,555
Due to Parent	2,428,878
Total Liabilities	2,483,433
Member's Equity	3,001,701
Total Liabilities and Member's Equity	$ 5,485,134

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners LLC)
Statement of Operations
For The Year Ended December 31, 2016

Income		
Services Income from Affliate	$	2,692,205
Expenses		
Employee Compensation and Benefits		1,882,723
Occupancy		203,664
Travel and Entertainment		171,985
Professional Fees		133,308
Office Expenses		51,100
Regulatory Fees		45,388
Total Expenses		2,488,168
Net Income Before Income Tax Expense		204,037
Income Tax		60,304
Net Income	$	143,733

CVC Funding, LLC

(A Wholly Owned Subsidiary of CVC Credit Partners LLC)
Statement of Changes in Member's Equity
For The Year Ended December 31, 2016

Balance at December 31, 2015	$	7,968
Contributions		2,850,000
Net Income		143,733
Balance at December 31, 2016	$	3,001,701

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners LLC)
Statement of Cash Flows
For The Year Ended December 31, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	$	143,733
Adjustments to reconcile net income to net cash used in operating activities:		
Increase (Decrease) in Assets and Liablities:		
Due from Parent		(2,692,429)
Deferred Tax Assets		(12,111)
Prepaid Expenses		(30,564)
Accrued Expenses		36,909
Due to Parent		2,410,002
NET CASH USED IN OPERATING ACTIVITIES		(144,460)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Contributions to Capital		2,850,000
NET INCREASE IN CASH		2,705,540
Cash at December 31, 2015		44,490
Cash at December 31, 2016	$	2,750,030

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)

Notes to Financial Statements
DECEMBER 31, 2016

1. Nature of business

Nature of Business

CVC Funding, LLC (the "Company"), is a State of Delaware limited liability company formed on June 3, 2015. The Company is wholly-owned by CVC Credit Partners LLC. (the "Parent"). The Company is registered as a broker-dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company acts primarily as finder and/or placement agent to its own proprietary funds, as well as affiliated funds under Rule 506 of Regulation D and Regulation S. Fund sales in which the Company engages generally involves securities that are not registered with the SEC pursuant to the Securities Act of 1933 and that are offered by private equity funds or funds that are also not registered with the SEC pursuant to the Investment Company Act of 1940.

2. Summary of significant account policies

Basis of Presentation

The accompanying financial statements are presented in U.S. Dollars and have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Revenue is generated through the reimbursement of all operating expenses of the Company plus a mark-up of 10% under service agreement with the Parent. Revenues are recognized when the underlying expenses have been incurred.

Income Taxes

The Company is included in the consolidated federal and state/local income tax returns of the Parent. The Company utilizes a separate-company return method to record income taxes. Deferred taxes are determined based on the estimated future tax effects of differences between the financial statement and tax bases of assets and liabilities, given the provisions of enacted the tax laws.

3. Cash and concentration of credit risk

In the normal course of business, the Company maintains its cash balances in one financial institution, which exceed federally insured limits. The Company is subject to credit risk should the financial institution be unable to fulfill its obligations. The Company has not experienced any losses in such accounts and management monitors the financial condition of the financial institution and does not anticipate any losses from this counterparty.

CVC Funding, LLC
(A Wholly Owned Subsidiary of CVC Credit Partners, LLC)

Notes to Financial Statements
DECEMBER 31, 2016

4. Related party transactions

Pursuant to a service agreement, the Parent provides various services and other operating assistance to the Company. These include professional services, physical premises, utilities, the use of travel, insurance, accounting services, personnel and other general and administrative services. For the year ended December 31, 2016, the total amount incurred by the Company under this agreement was $2,356,463. The total due to Parent not including tax was $2,356,463 at December 31, 2016. In addition to this total, a federal and state income tax payable to the parent is assessed on the year to date ordinary income. There is a $72,415 income tax payable to the Parent at December 31, 2016. Total due to Parent is $2,428,878 at December 31, 2016.

The Company is paid a service fee by the Parent based upon total expenses incurred. For the year ended December 31, 2016 the service fee earned was $2,692,205. The total receivable amount from Parent is $2,692,429.

5. Net capital requirement

The Company is a member of the Financial Industry Regulatory Authority and is subject to the Securities and Exchange Commission Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 and that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. At December 31, 2016, the Company's net capital was approximately $2,623,060, which was approximately $2,607,189 in excess of its minimum requirement of approximately $15,871.

6. Exemption from Rule 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under the Securities Exchange Act of 1934 as of December 31, 2016, in that the Company's activities are limited to those set forth in the conditions for exemption appearing in paragraph (k)(2)(i) of the Rule.

7. Income taxes

The following table details the components of the Company's income tax expense/(benefit) from continuing operations for 2016:

	Year Ended December 31,2016
Current:	
Federal	$ 64,626
State	7,789
Total current	72,415
Deferred:	
Federal	(11,598)
State	(513)
Total deferred	(12,111)
Total income tax expense/(benefit)	$ 60,304

Deferred tax assets (liabilities) are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the statement of financial condition. These temporary differences result in taxable or deductible amounts in future years. The Company's effective income tax rate for the year ended December 31, 2016 was 30%. This rate was mainly comprised of the Company's pre-tax income adjusted for state income tax expense and prior year tax return true-up adjustments.

The components of the Company's deferred tax assets, net, relate to capitalized startup costs.

The Company is subject to examination by the U.S. Internal Revenue Service ("IRS") and by the taxing authorities in states the Company has significant business operations, such as New York. The Company is subject to IRS and state/local tax examinations for years including and subsequent to 2015.

A tax position should only be recognized if it is more likely than not that the tax position will be sustained upon examination by the appropriate taxing authority. A tax position that meets this threshold is measured as the largest amount of benefit that is greater than fifty percent likely of being realized upon ultimate settlement. The Company classifies any tax penalties as general and administrative expenses and any interest as interest expense. The Company does not have any unrecognized tax benefits.

8. Subsequent events

The Company has evaluated events and transactions occurring subsequent to December 31, 2016 as of February 28, 2017, which is the date the financial statements were available to be issued. Management believes that no material events have occurred since December 31, 2016 that requires recognition or disclosure in the financial statements.

CVC Funding, LLC

(A Wholly Owned Subsidiary of CVC Credit Partners LLC)
Computation of Net Capital Under Rule 15c3-1 of the SEC
For The Year Ended December 31, 2016   Schedule I

Total member's equity	$	3,001,701
Less nonallowable assets		
Other Assets		378,641
Net capital before haircuts		2,623,060
Haircuts		-
Computed net capital	$	2,623,060
Aggregate indebtedness	$	126,970
Computed minimum net capital required	$	15,871
(12.5% of Aggregate Indebtedness)		
Excess net capital (under SEC Rule 15c3-1)	$	2,607,189
Percentage of aggregate indebtedness to net capital		

$$\frac{\$ \quad 126,970}{\$ \quad 2,623,060}$$

5%

There are no material differences between the computation of net capital presented above and the computation of net capital reported on the Company's unaudited Form X-17A-5, Part II-A filing.

CVC Funding, LLC

(A Wholly Owned Subsidiary of CVC Credit Partners LLC)
Computation for Determination of Reserve Requirements for Broker-Dealers
under Rule 15c3-3 of the Securities and Exchange Commission
For The Year Ended December 31, 2016   **Schedule II**

The Company is exempt from Securities Exchange Commission ("SEC") Rule 15c3-3 pursuant to the exemption provision of such paragraph (k)(2)(i) and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers."

See accompanying report of independent registered public accounting firm.



REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Grant Thornton LLP
2001 Market Street, Suite 700
Philadelphia, PA 19103

T 215.561.4200
F 215.561.1066
www.GrantThornton.com

Member
CVC Funding, LLC

We have reviewed management's statements, included in the accompanying Rule 15c3-3 Exemption Report, in which (1) CVC Funding, LLC (a Delaware limited liability company) (the "Company") identified the following provisions of 17 C.F.R. § 15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. § 240.15c3-3: (2)(i) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i)of Rule 15c3-3 under the Securities Exchange Act of 1934.

Grant Thornton LLP

Philadelphia, Pennsylvania

February 28, 2017

Grant Thornton LLP
U.S. member firm of Grant Thornton International Ltd

Exemption Report

CVC Funding LLC, (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. §240.17a-5, "Reports to be made by certain brokers and dealers"). This Exemption Report was prepared as required by 17C.F.R. § 240.17a-5(d)(1) and (4). To the best of its knowledge and belief, the Company states the following:

(1) The Company may file an Exemption Report because the Company had no obligations under 17 C.F.R. § 240.15c3-3; and

(2) The Company met the identified exemption provisions in 17 C.F.R.§ 240.15c3-3: (exemption provision pursuant to Paragraph (k)(2)(i) from the period of January 1, 2016 to December 31, 2016 without exception).

CVC Funding LLC,

I, Steve Hickey, swear (or affirm) that, to my best knowledge and belief, this Exemption Report is true and correct.



By:

Title: CEO

February 28, 2017

See accompanying report of independent registered public accounting firm.